UBS V10 Currency Index with Volatility Cap

The UBS V10 Currency Index with Volatility Cap (the "Index") is a proprietary index, developed and sponsored by UBS AG that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).

In lower volatility environments, this trading strategy notionally goes long the 3 highest yielding G10 currencies and short the 3 lowest yielding G10 currencies using foreign exchange contracts with tenors up to six months, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Index benefits at a glance

♦	Access to a transparent and systematic currency trading strategy which has proven successful in both live and back-tested results

♦	Volatility filter reverses the Carry Trade strategy in higher volatility environments

♦	Designed to achieve low volatility and low correlation to traditional asset classes such as bonds and stocks

Index risks at a glance

♦	The level of the Index may be influenced by a number of unpredictable factors

♦	The Index's trading strategy is designed based on historical phenomena occurring in the currency markets. There can be no assurance that such phenomena will continue to occur in the future
Hypothetical and actual Index performance

Annualized returns	15.3%
Annualized volatility	9.4%
Sharpe ratio	1.62
Calmar ratio	1.48
Maximum drawdown	-10.3%
Months of negative performance	12
Correlation with S&P 500	0.030
Correlation with Barclays Agg.	-0.097

Source: Bloomberg, UBS Investment Bank. Index performance data from 01/01/98 through 03/31/10 (01/01/98 through 05/06/09 is hypothetical performance and 05/07/09 through 03/31/10 is actual).

Sharpe ratio measures an investment's excess return divided by its volatility. Calmar ratio measures an investment's annual compounded return divided by its maximum drawdown. Maximum drawdown means the greatest negative performance over any series of consecutive business days.

Correlation of the Index with the S&P 500 Index ("S&P 500") and with the Barclays Aggregate Bond Index ("Barclays Agg.") are calculated based on month-end historical values from 01/01/1998 through 03/31/2010.

Strategy rationale

According to the uncovered interest rate parity theory, an investor should not be able to generate a profitable arbitrage by borrowing in a low interest rate currency, lending in a higher interest rate currency and leaving the foreign exchange exposure unhedged. The low yielding currency should appreciate sufficiently relative to the high yielding currency to eliminate the arbitrage opportunity. Historically, however, low yielding currencies have not appreciated on average as high as their forward rates would have predicted, giving rise to the forward rate bias phenomenon and the profitability of the simple Carry Trade. Although this has been historically true, there is no assurance that it will be true in the future.

The Index implements a basic Carry Trade strategy using G10 currencies and employs a volatility filter to try to minimize extended periods of negative performance. Although the simple Carry Trade tends to work well in trending market environments, it has suffered significant negative performance in volatile market environments. Because implied volatility typically spikes before actual volatility does, the Index reverses the Carry Trade strategy when the implied volatility for the G10 currencies increases above a threshold. The result is that the Index will track a long Carry Trade strategy when implied volatility is low and track a reverse Carry Trade strategy when implied volatility is high.

Finally, the Index includes a deleveraging mechanism that reduces its allocation to the trading strategy if the trading strategy experiences historical volatility above a certain defined level. This deleveraging mechanism is intended to make the Index attractive for options based strategies, including structured investments, by reducing the risk and cost of hedging.

Index comparison

Source: Bloomberg, UBS Investment Bank (09/18/00 to 03/31/10). Scaled to 100.

The data for the Index for the periods prior to its inception on May 6, 2009 is pro forma and is derived by using the Index’s calculation methodology with historical prices. The Barclays Capital Intelligent Carry Index and the Deutsche Bank USD Currency Harvest G10 Index are long-only Carry Trade indices based on G10 currencies.

Past performance is not indicative of future performance.

Disclaimer

This publication is issued by UBS AG or an affiliate thereof ("UBS"). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under "Risk Factors" in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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